

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2015

Via Email
Kathryn King Sudol
Simpson Thacher Bartlett
ICBC Tower – 35th Floor
3 Garden Road, Central
Hong Kong, China

> **Re: Xueda Education Group**
> **Schedule 13E-3 filed August 24, 2015**
> **Filed by Xueda Educ. Group, Xiamen Insight Investment Co. Ltd, et al.**
> **SEC File No. 5-85750**

Dear Ms. Sudol:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your filing.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Dissenter Rights of Shareholders and ADS Holders, page 6 and 106

1. We note the blank spaces for dates in the current disclosure document. Therefore, in your response letter, tell us how long it will take an ADS holder wishing to exercise dissenter rights to convert to underlying shares and do so. We may have further comments.

Financing of the Merger; Deposit of Merger Consideration, page 10 and 59

2. To the extent that there are any restrictions or limitations on your ability to deposit cash in U.S. dollars sufficient to pay the merger consideration or remove such funds outside the PRC, this should be fully explained in the disclosure document. Please revise or advise.

Limited Guarantee, page 10 and 60

3. Explain why Tsinghua Unigroup Ltd. is not a filer on the Schedule 13E-3. We note that Tsinghua is guaranteeing all of Insight's payment obligations under the merger agreement and will purchase 31.7% of Parent in a private placement.

Interests of Our Directors and Executive Officers in the Merger, page 11 and 60

4. We note the disclosure that each member of the independent committee is being paid $12,000 per month for their services at least through November 14, 2015 but with the possibility of additional fees after such date "to be determined by the board." Please explain the circumstances under which the committee members could receive additional compensation beyond November 2015 and in what capacity (i.e. for what services). In this regard, we note the disclosure that their compensation is not conditioned on their recommendation of the merger transaction; however, if the possibility of achieving additional compensation would depend on services to be rendered that are contingent on the merger being consummated, this should be highlighted.

Special Factors – Background of the Merger, page 28

5. Explain why the independent committee did not retain its own PRC counsel but instead used the same counsel as the Company in considering this transaction.

Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors, page 34

6. Clarify whether the authority granted to the Special Committee by the Board included the authority to recommend that the Company remain independent.

7. Describe the alternatives considered by the Board and the Independent Committee and explain why each was rejected in favor of this merger.

Certain Financial Projections, page 44

8. Summarize the material assumptions and limitations underlying the projections presented.

Financing, page 59

9. Clarify the source of the funds to be used in the merger. We note the disclosure here that you will use in part "financing to be funded to Parent by third party financing sources, including potentially Tsinghua." Who are the other potential financing sources and what are the terms upon which they will finance the merger?

Interests of the Founders, page 61

10. Where appropriate in the disclosure document, clarify who besides the Founders will purchase shares in the Company after the closing of the merger in a private placement. Describe any affiliation of such entities or persons with any filer on the Schedule 13E-3.

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about these comments or your filings to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions